Page 1 of 12
                                                         Exhibit Index on Page 2

                                   FORM 11-K

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934.
             For the fiscal year ended:  December 31, 1999

  OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Enforcer Products 401(k) Plan

  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999

     Notes to Financial Statements

2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen LLP                       12



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Enforcer Products 401(k) Plan

Date: June 28, 2000           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ James S. Balloun
                              Name:  James S. Balloun
                              Title: Chairman and Chief Executive Officer

                                                                          Page 3
                         Enforcer Products 401(k) Plan


                              Financial Statements
                        as of December 31, 1999 and 1998
                         Together With Auditors' Report


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of
Enforcer Products 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of Enforcer Products 401(k) Plan as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in its net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.




/s/ Arthur Andersen


Atlanta, Georgia
June 8, 2000

                          ENFORCER PRODUCTS 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1999 AND 1998








                                                          1999           1998
                                                       -----------   -----------
INVESTMENTS:

    NSI DC Trust, at fair value (Notes 2 and 3)         $3,813,784    $        0
    Loans to participants                                        0       165,462
    General account of insurance company                         0       343,499
    Pooled separate accounts                                     0     2,660,044
                                                       -----------   -----------
              Total investments                          3,813,784     3,169,005

CONTRIBUTIONS RECEIVABLE:
    Employer                                                     0         3,433
    Participant                                                  0        17,635
    Loan repayments                                              0        17,056
                                                       -----------   -----------
              Total contributions receivable                     0        38,124
                                                       -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                       $3,813,784    $3,207,129
                                                       ===========   ===========







The  accompanying  notes are an integral  part of these statements.

                         ENFORCER PRODUCTS 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999








CONTRIBUTIONS:
    Employer, net of forfeitures                                   $     59,253
    Participant                                                         408,669
                                                                   -------------
              Total contributions                                       467,922

NET GAIN FROM INVESTMENT IN NSI DC TRUST (Note 3)                       139,196

INTEREST INCOME                                                          25,155

NET APPRECIATION IN FAIR VALUE OF SEPARATE ACCOUNTS                     198,825

BENEFITS PAID TO PARTICIPANTS                                          (224,443)
                                                                   -------------
NET INCREASE                                                            606,655

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                  3,207,129
                                                                   -------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                     $  3,813,784
                                                                   =============







The  accompanying notes are an integral part of this statement.

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                          ENFORCER PRODUCTS 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998



  1.     PLAN DESCRIPTION

The following is a brief description of the Enforcer Products 401(k) Plan (the "Plan") of the Enforcer Products, Inc. Division (the "Company") of National Service Industries, Inc. of Georgia, a wholly owned subsidiary of National Service Industries, Inc. ("NSI"). This description is provided for informational purposes only. Participants should refer to the plan agreement for more complete information.

General

The Plan, as amended and restated effective November 1, 1999, is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"). The Plan covers all employees of the Company, excluding leased employees, independent contractors, and collectively bargained employees. Employees who have attained the age of 21 and have completed six months of service are eligible to participate in the Plan on the entry date following completion of the eligibility requirements. Plan entry dates are the first day of each calendar month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Contributions

Contributions are made by the Company and participants of the Plan. Participants may elect to contribute between 1% and 15% of before-tax compensation, as defined in the Plan, subject to certain limitations under the IRC.

The  Company  may  in  its  sole  discretion  elect  to  make  a  profit-sharing contribution to the Plan. Profit-sharing contributions are allocated to participants based on relative compensation up to $160,000. Total contributions made to the account of a participant for any plan year cannot exceed the lesser of $30,000 or 25% of the participant's annual compensation.

Matching contributions prior to November 1, 1999 were 25%, up to 4% of compensation that a participant deferred. Effective November 1, 1999, matching contributions became discretionary. Matching contributions made after November 18, 1999 are made in NSI common stock or with cash that is used to purchase NSI common stock and may not be directed by participants.

Vesting

Participants are always fully vested in their individual contributions. Prior to November 1, 1999, vesting of employer contributions was a graded scale with 100% vesting after six years of credited service. Effective November 1, 1999, vesting of employer contributions occurs ratably at 20% for each year of service, as defined, with 100% vesting after five years of service. Participants become fully vested upon retirement, death, or disability. Forfeitures of employer contributions reduce the matching contributions and/or profit-sharing contributions to the Plan for the plan year in which such forfeitures occur.

                                                                          Page 7
Administration

The responsibility for administration of the Plan rests with the Plan's retirement committee, which is appointed by the board of directors of NSI. All administrative expenses of the Plan were paid by the Company during the year ended December 31, 1999.

Participants' Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the particular participant's contributions and related employer contributions as well as the participant's share of the Plan's income and any related investment management fees and expenses.

Investment in Master Trust

The Plan's assets were commingled in the National Service Industries, Inc. Defined Contribution Plans Master Trust (the "NSI DC Trust") beginning December 1, 1999 together with the assets of certain defined contribution plans of other NSI divisions. The investments of the NSI DC Trust are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these general guidelines.

INVESCO Trust Company is the appointed trustee of the NSI DC Trust.

Investment Options

The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the investment committee of the NSI DC Trust. Participants make their investment elections in 5% increments, with changes allowed on a daily basis.

The separate investment options offered by the Plan under the NSI DC Trust arrangement are as follows:

     o Diversified Equity Fund. This fund invests in a mutual fund that is designed to invest in a broad range of common stocks providing capital growth.

     o Stable Value Fund. This is a fixed income fund designed to provide a steady level of current income while focusing on preservation of principal. The majority of this fund's assets are investment contracts ("GICs") and synthetic GICs with insurance companies and banks. This fund is managed by INVESCO Trust Company or its affiliates.

     o Balanced Fund. This fund is invested in a commingled fund that invests in a changing mix of high-quality stocks and bonds. The fund is designed to provide capital growth and current income while limiting the risk of principal loss. This fund is managed by INVESCO Trust Company or its affiliates.

     o NSI Stock Fund. This fund is invested primarily in a NSI common stock, although it may hold other short-term investments from time to time. A participant may not direct more than 50% of his/her account balance to be invested in this fund.

     o International Fund. This fund is invested in a mutual fund that invests in the stock of non-U.S. companies and is designed to provide long-term growth.

     o Index Fund. This fund is invested in a mutual fund that invests in all of the stocks in the Standard & Poor's 500 Composite Stock Price Index.

     o Small Company Fund. This fund is invested in a mutual fund that invests in small or emerging companies that show potential for increased size and profitability. The fund seeks little or no current income. This fund is managed by INVESCO Trust Company or its affiliates.

     o Bond Index Fund. This fund is invested in a collective trust that invests in a well-diversified portfolio that is representative of the domestic investment-grade bond market.

Prior to participation in the NSI DC Trust, the Plan's assets were invested in pooled separate accounts and guaranteed interest accounts under a group annuity contract with Principal Life Insurance Company ("Principal").

Loans to Participants

The Plan generally permits loans to participants from $1,000 up to the lesser of 50% of the participant's vested account balance or $50,000. A participant has up to five years to repay the principal and interest, unless the loan is for the purchase of a primary residence, in which case the repayment period will be established at the time the loan is approved. Repayments are made through payroll deductions. Interest rates on loans to participants are based on market rates, as determined by the plan administrator. The interest rate as of December 31, 1999 was 9%.

Interest on loans is included in the net gain from investment in NSI DC Trust for the period after December 1, 1999 and in interest income prior to that date and is allocated to each investment fund based on participants' investment elections.

Benefits

A participant is entitled to receive the distribution of his/her vested account balance upon termination of employment, death, disability, or retirement (age 65 or age 55 with six years of credited service). For employees who became participants in the Plan prior to November 1, 1999, the normal form of benefit is a qualified joint and survivor annuity for married participants and straight life maturity for unmarried participants. For employees who became participants in the Plan after November 1, 1999, benefits are payable in a lump-sum amount. If the vested portion of a participant's account is less than $5,000, then the plan administrator may distribute the entire vested amount as soon as practicable following termination of employment.

Benefits are payable in cash, except that any portion of a participant's account balance which is invested in the NSI Stock Fund may be distributed in the form of shares of NSI common stock, with fractional shares paid in cash at the request of the participant.

Hardship   withdrawals  may  be  made  upon  proven  financial   hardship  of  a
participant, as defined in the plan agreement and as approved by the Plan's retirement committee.

Plan Termination

Although the Company intends for the Plan to be permanent, the Plan provides that the Company has the right to discontinue contributions or to terminate the Plan at any time. In the event of plan termination, each participant shall be vested in the balance of his/her account and his/her proportionate share of any future adjustments or forfeitures.

                                                                          Page 9
  2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Reclassifications

Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. SOP 99-3 was adopted for the 1999 financial statements, and the 1998 financial statements have been reclassified to eliminate the participant-directed fund investment program disclosures.

Investment Valuation

Investments of the NSI DC Trust, except for the GICs, are stated at fair value, as determined by the trustee from quoted market prices. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

GICs included in the NSI DC Trust are fully benefit-responsive and are therefore carried at contract value (cost plus accrued interest) by the NSI DC Trust in accordance with SOP 94-4, "Reporting of Investment Contracts for Welfare and Pension Plans." At December 31, 1999 and 1998, contract value approximated fair value. At December 31, 1999, the weighted average crediting interest rate was 6.18%. For the year ended December 31, 1999, the annual yield on the GICs held by the NSI DC Trust was 6.4%. For certain of the GICs held by the NSI DC Trust, crediting interest rates may be changed if certain events occur, such as early retirements, plant closings, etc., but in no case are they adjusted to a rate less than 0%.

GICs are subject to credit risk based on the ability of the issuers to meet interest or principal payments, or both, as they become due.

Certain GICs included in the NSI DC Trust are synthetic; that is, the NSI DC Trust owns certain fixed income securities, and the contract issuer provides a "wrapper" that guarantees a fixed rate of return and provides benefit responsiveness. At December 31, 1999 and 1998, the value of the underlying assets of the synthetic GICs (determined from quoted market prices) was $54,030,000 and $48,749,000, respectively, and the value of the related wrapper contracts was $990,000 and $(1,232,000), respectively.

The value of the Plan's investment in pooled separate accounts ("PSAs") at December 31, 1998 is determined by Principal at the end of each day by multiplying the number of units held by the Plan times the PSA's unit value. The unit value is determined by Principal based on the market value of the underlying assets of the PSA and the total number of units outstanding.

The guaranteed interest accounts held by the Plan at December 31, 1998 were not fully benefit-responsive as defined by accounting pronouncements and therefore must be carried at fair value. Estimated fair value at December 31, 1998 approximates contract value (amount invested plus accumulated earnings less any withdrawals) based on prevailing interest rates for contracts with similar terms.

Net realized gains and losses from the sale of investments in the PSAs and changes in the unrealized appreciation of investments in PSAs are recorded as net appreciation in fair value of separate accounts in the accompanying statement of changes in net assets available for benefits.

Effective December 1, 1999, the investments in the PSAs and guaranteed interest accounts were liquidated and the cash was transferred to the NSI DC Trust for investment in new options.

The fair value of investments that represent 5% or more of the Plan's net assets at December 31, 1999 and 1998 are as follows:

        1999:
            Investment in NSI DC Trust                                $3,813,784
        1998:
            Principal U.S. Stock Account                               1,129,239
            Principal Bond and Mortgage Account                          346,189
            Principal Stock Index Account                                746,880
            Principal International Stock Account                        274,829


  3.     NSI DC TRUST

Investment Income

Investment income of the NSI DC Trust for the year ended December 31, 1999 is summarized as follows:

        Interest income                                             $ 4,392,012
        Dividends on NSI common stock                                   492,305
        Net depreciation in fair value of NSI common stock           (3,126,435)
        Net income from common/collective trusts                       (389,640)
        Net income from mutual funds                                 21,103,949
                                                                   -------------
                      Total investment income                       $22,472,191
                                                                   =============
Net Assets

The net assets of the NSI DC Trust are as follows at December 31, 1999 and 1998:

                                                  1999                  1998

        Mutual funds                          $150,101,844         $119,999,722
        Common/collective trusts                61,734,231           72,307,360
        Guaranteed investment contracts         62,398,546           59,224,919
        NSI common stock                        11,026,746           15,348,609
        Loans receivable from participants       7,942,464            7,590,683
        Cash equivalents                         4,873,957                    0
                                              -------------        -------------
                                               298,077,788          274,471,293
        Accrued investment income                   23,712                6,608
        Adjustments for pending trades             219,969               19,658
        Accrued expenses and other                 (28,248)                   0
                                              -------------        -------------
        Net assets                            $298,293,221         $274,497,559
                                              =============        =============

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                                                                         Page 11
The allocation of the net assets of the NSI DC Trust to participating plans is based on participant units and is as follows as of December 31, 1999 and 1998:

                                                1999                          1998
                                         Amount       Percent          Amount      Percent
                                     --------------------------    -------------------------

Enforcer Products 401(k) Plan        $  3,813,784       1.28%                 0      0.00%
All other plans                       294,479,437      98.72        274,497,559    100.00
                                     --------------------------    -------------------------
              Total                  $298,293,221     100.00%      $274,497,559    100.00%
                                     ==========================    =========================

Investment in NSI Common Stock

As of December 31, 1999 and 1998, approximately 3.7% and 5.6%, respectively, of the NSI DC Trust's net assets were invested in the common stock of NSI, a party in interest to the Plan.


  4.     TAX STATUS

The Plan previously relied on a favorable determination letter from the Internal Revenue Service dated May 7, 1990 stating that the Principal standardized prototype profit-sharing plan as adopted was designed in accordance with plan design requirements as of that date. The Plan has been amended and restated effective November 1, 1999 and no longer utilizes the prototype document. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1999 and 1998.